FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003

                        CORDIANT COMMUNICATIONS GROUP PLC
               -------------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes            No X
                                 ---           ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):
                               --------------------.

FORWARD LOOKING AND CAUTIONARY STATEMENTS
-----------------------------------------

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CORDIANT COMMUNICATIONS GROUP PLC
                                       (Registrant)

                                       By:  /s/  David Hearn
                                          --------------------------------------
                                          Title:  Director and Chief Executive
                                                  Officer

Date: June 19, 2003

                                                                       Exhibit I

                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")

                               NOTIFIABLE HOLDINGS

Cordiant was notified on 16 June 2003 that Active Value Fund Managers Limited has a holding of 69,888,099 Ordinary shares, representing 16.70% of the issued share capital of the Company.

                                                                    16 June 2003

Enquiries:
Cordiant                                                Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                            Tel: +44 207 457 2020
Adrian Duffield

                                                                      Exhibit II

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO AUSTRALIA OR JAPAN

WPP Group plc                                  Cordiant Communications Group plc
19 June 2003

                               WPP GROUP PLC AND
                       CORDIANT COMMUNICATIONS GROUP PLC

                  RECOMMENDED PROPOSED ACQUISITION OF CORDIANT

The boards of WPP and Cordiant announce the terms of a recommended proposed acquisition of Cordiant by means of a scheme of arrangement under section 425 of the Companies Act 1985.

> WPP is to offer New WPP Shares in exchange for Cordiant's issued share capital. The Proposal values the entire issued share capital of Cordiant at approximately (pound)10.0 million and each Cordiant Share at approximately
     2.4 pence, based on the closing mid-market price of 491 pence per WPP Share on 18 June 2003.

> WPP has acquired the majority of Cordiant's Debt at par value from all but one of Cordiant's Former Lenders. No payment has been or will be made to these Former Lenders who have sold their debt to WPP in respect of their entitlement to make-whole and certain other payments, currently estimated to be approximately (pound)20 million. The par value of the total Cordiant Debt, comprising both the Acquired Debt and the Remaining Debt, is approximately (pound)256 million.

> The Proposal is unanimously recommended by the board of Cordiant, the directors of which have irrevocably undertaken to vote in favour of the resolutions required to give effect to the Scheme in respect of their own beneficial holdings of 656,294 Cordiant Shares.

> The board of WPP expects the transaction to be earnings enhancing in the first full financial year following completion of the Acquisition*.

> The Scheme Document is expected to be posted to Cordiant Shareholders before the end of June 2003. The Cordiant shareholder meetings are expected to be held in late July 2003 and the Scheme to become effective in early August 2003.

>    WPP  intends,   subject  to  market  conditions,   to  raise  approximately
     (pound)100 million through a placing of new WPP shares.

> Cordiant will today issue a circular to Cordiant Shareholders notifying its intention to cancel the listing of the Cordiant Shares with effect from
     8.00 a.m. on 16 July 2003.

> Goldman Sachs International and HSBC are advising WPP in connection with the Proposal.

>    UBS Investment Bank is advising Cordiant in connection with the Proposal.

*This statement should not be interpreted as meaning that the earnings per share of WPP, following the Acquisition, will necessarily exceed those for the year ended 31 December 2002.

Commenting on the Proposal Sir Martin Sorrell, Group Chief Executive of WPP, said:

"The acquisition of Cordiant will make an important contribution to our long-term strategic goals . particularly in marketing services and expansion in Asia. Given that our approach has been widely welcomed by Cordiant's clients, we also believe that a merger with WPP promises both stability and opportunity to Cordiant's clients and people."

David Hearn, Chief Executive Officer of Cordiant, said:

"The directors of Cordiant believe that Cordiant will have a sound future under the ownership of WPP. In the light of current circumstances, Cordiant believes that this Proposal provides the best outcome that is capable of being achieved for shareholders."

This summary should be read in conjunction with the full text of the attached announcement.

A conference call briefing for investment analysts will be held at 10.30 a.m. on 19 June 2003. Dial-in details are available from Buchanan Communications on 020 7466 5000.

Enquiries:

Cordiant            020 7262 4343            UBS Investment Bank   020 7567 8000
David Hearn                                  Jonathan Rowley
Andy Boland                                  John Woolland

College Hill       020 7457 2020
Alex Sandberg
Adrian Duffield

                         WPP     020 7408 2204
                         Sir Martin Sorrell
                         Paul Richardson
                         Chris Sweetland

Goldman Sachs International                  HSBC
020 7774 1000                                Rupert Faure Walker   020 7992 2101
Richard Campbell-Breeden                     Nigel Medhurst        020 7992 2317
Stuart Cash

                         Buchanan Communications     020 7466 5000
                         Richard Oldworth
                         Mark Edwards

Goldman Sachs International is acting for WPP and no one else in connection with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Proposal.

HSBC is acting for WPP and no one else in connection with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of HSBC or for providing advice in relation to the Proposal.

UBS Investment Bank is acting for Cordiant and no one else in connection with the Proposal and will not be responsible to anyone other than Cordiant for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Proposal.

This press announcement does not constitute an offer or an invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Proposal or otherwise. The New WPP Shares to be issued pursuant to the Scheme have not been and will not be registered under the US Securities Act of 1933, as amended (the Securities Act) nor under the securities laws of any state of the United States but are intended to be issued to persons within the United States pursuant to the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. In addition, no steps have been taken, nor will any be taken, to enable the New WPP Shares to be offered in compliance with the applicable securities laws of Japan and no prospectus in relation to the New WPP Shares has been, or will be, lodged with or registered by the Australian Securities and Investment Commission. Accordingly, the New WPP Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Japan or Australia).

This press announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. Generally, believe, may, will, estimate, continue, anticipate, intend, expect and similar expressions identify forward-looking statements relating to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, including, without limitation, WPP's expectations about earnings from the proposed transaction. These forward-looking statements reflect WPP's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause WPP's actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include delays in completing the Proposal, difficulties in integrating Cordiant into WPP's operations, and changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to WPP, please see WPP's filings with the US Securities and Exchange Commission, including its most recent annual report on Form 20-F.

Cordiant has based its forward-looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward-looking statements include statements about the completion of the proposed transaction, which is subject to conditions and uncertainties, including those described in this press announcement, and many of which are beyond Cordiant's ability to control or predict. These forward-looking statements also include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world.s advertising markets. Additionally, this press announcement contains forward-looking statements relating to Cordiant's performance. Cordiants actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling
(because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in Cordiant's markets referred to above and the overall level of economic activity in Cordiant's major markets as discussed above. Cordiant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

WPP and Cordiant do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this press announcement to reflect new information, future events or otherwise.

As regards persons not resident in the United Kingdom, the Proposal may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements.

Stabilisation/FSA

Appendix II contains the definitions of certain terms used in this press announcement.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO AUSTRALIA OR JAPAN

WPP Group plc                                  Cordiant Communications Group plc
19 June 2003

                               WPP GROUP PLC AND
                       CORDIANT COMMUNICATIONS GROUP PLC

                  RECOMMENDED PROPOSED ACQUISITION OF CORDIANT

1.   Introduction

The boards of WPP and Cordiant announce the terms of a recommended proposed acquisition of Cordiant by means of a scheme of arrangement under section 425 of the Companies Act 1985.

2.   Outline of the Proposal

Under the Proposal, which will be subject to the conditions and further terms set out in Appendix I and in the Scheme Document, WPP will acquire the entire issued ordinary share capital of Cordiant. Cordiant Shareholders will, in consideration, receive New WPP Shares on the following basis:

          One New WPP Share                  for every 205 Cordiant Shares

Based on the closing mid market price of 491 pence per WPP Share on 18 June 2003, the Proposal values the entire issued share capital of Cordiant at approximately (pound)10.0 million and each Cordiant Share at approximately 2.4 pence.

WPP has entered into a Debt Transfer Agreement with all but one of Cordiant's Former Lenders, under which WPP has purchased the Acquired Debt for (pound)177 million, being an amount equal to the par value of the obligations outstanding at the date of the agreement. The remaining Lender has retained its debt holding in Cordiant with a par value of approximately (pound)79 million. The aggregate par value of the Acquired Debt and the Remaining Debt is approximately (pound)256 million.

The implementation of the Scheme will require the approval of Cordiant Shareholders at the Court Meeting and at the Cordiant EGM, as well as the sanction of the Scheme by the Court.

Upon the Scheme becoming effective, it will be binding on all Cordiant Shareholders, irrespective of whether or not they attend or vote at any meetings of Cordiant Shareholders held for the purpose of approving the Scheme.

The Scheme Document is expected to be posted to Cordiant Shareholders before the end of June 2003. The Cordiant shareholder meetings are expected to be held in late July 2003 and, subject to the approval of Cordiant Shareholders and the sanction of the Court, the Scheme is expected to become effective in early August 2003.

The conditions to which the Scheme will be subject are set out in Appendix I.

3.   Background to the Proposal and reasons for Cordiant Shareholders to accept

The board of Cordiant has been carefully considering a range of strategic alternatives since the end of April and, in the light of Cordiant's current circumstances, believes that the Proposal provides the best outcome that is capable of being achieved for Cordiant Shareholders. In the opinion of Cordiant's d+-irectors, the acquisition of Cordiant by WPP also provides the best future for Cordiant's clients and staff.

No payment has been or will be made to the Former Lenders who have sold their debt to WPP in respect of their entitlement to make-whole and certain other payments which in aggregate total approximately (pound)20 million. Nevertheless, the Proposal offers Cordiant Shareholders an opportunity to receive some value.

Background

Against a rapidly deteriorating industry background, Cordiant had to renegotiate its financing arrangements in April 2002. During the course of 2002, in addition to the negative impact on revenues from the reduction in global advertising spending, Cordiant lost two of its largest US clients, Hyundai and Wendy's. Significant management action was taken to restructure the Cordiant Group, and to reduce costs substantially, in order to create a structure better suited to the difficult market conditions. However, despite achieving some important new business wins in the final quarter of 2002, the Group has suffered further loss of clients in 2003.

In February 2003, Cordiant was obliged to re-open discussions with its Lenders to renegotiate its financial covenants. At that point the Cordiant board announced a programme of non-core disposals to reduce debt. Cordiant expected to agree new financing terms with the Lenders during the spring and intended thereafter to raise new equity to establish a firm financial footing for the business.

By the end of April 2003 Cordiant was well advanced in agreeing new financing terms with its Lenders. At this time Cordiant was notified that Allied Domecq, the second largest of its global clients, was terminating its contract with Cordiant with effect from October 2003. This will have a substantial impact on operating profit from 2004 onwards. Cordiant immediately re-entered into discussions with its Lenders to secure new short term financing and to determine a new plan to address its longer term financing needs.

The quality of Cordiant's work continues to be regarded highly. However, the overriding concerns of many clients have been Cordiant's financial condition and whether it can retain the critical mass required to service their businesses in the future. As a result of these concerns, several of Cordiant's major clients have made known their clear preference that Cordiant should align with a strong industry partner.

Strategic review

Since the end of April 2003, the Cordiant board has been reviewing a range of strategic alternatives, including the issue of new equity, a debt for equity swap, further asset disposals and the sale of the entire business. This review has concluded that, in light of the increasing difficulty in winning new business and retaining revenue from existing clients and of the views of Cordiant's Lenders and leading clients, the best interests of Cordiant are likely to be served through a combination with a major industry player. In the absence of such a transaction, the directors of Cordiant believe that it would become even more difficult to retain Cordiant's clients and staff. The uncertain revenue outlook, and the requirement for the continued support of its Lenders, led the board of Cordiant to the view that there was insufficient certainty of achieving an acceptable return to shareholders to justify seeking to raise the large amount of new equity capital that would have been required to rectify Cordiant's financial position.

As a result, discussions have taken place with all of the major agency groups and others. It has become clear that no prospective purchaser would be willing to assume the full level of secured debt, including entitlements to make-whole and other payments, within the Cordiant Group, leaving the prospect that Cordiant Shareholders would have received no payment at all. Nevertheless the board of Cordiant has achieved an outcome that provides some value to shareholders.

Conclusions and recommendation of the Cordiant board

Cordiant has many excellent businesses and employees, producing highly regarded work for its clients. There is a strong fit between Cordiant's and WPP.s client bases and the board of Cordiant believes that Cordiant will have a sound future under the ownership of WPP.

In the light of Cordiant's current circumstances and of the factors mentioned in this announcement, the board of Cordiant, which has been so advised by UBS Investment Bank, considers the terms of the Proposal to be fair and reasonable. In providing advice to the directors of Cordiant, UBS Investment Bank has taken into account the Cordiant directors'commercial assessments.

The directors of Cordiant believe that the implementation of the Scheme is in the best interests of Cordiant Shareholders as a whole and unanimously recommend Cordiant Shareholders to vote in favour of the resolutions to implement the Scheme to be proposed at the Court Meeting and the Cordiant EGM, as they have irrevocably undertaken to do in respect of their aggregate beneficial holdings amounting to 656,294 Cordiant Shares.

The Cordiant Group is currently able to pay its debts as they fall due. Should Cordiant Shareholders not approve the Scheme or the Scheme not become effective for other reasons, Cordiant would remain dependent on the continued support of its Lenders. If such support is withdrawn, and if additional sources of financing are not made available to Cordiant, it is likely that an administrator or administrative receiver would be appointed in respect of Cordiant. In these circumstances, Cordiant Shareholders would be highly unlikely to receive any value for their shares.

4.   WPP rationale for the Proposal

The board of WPP is committed to delivering added value to clients, shareholders and employees by continuing to be a significant player in the global advertising and marketing services industry. This will be achieved by providing local and multi-national clients with comprehensive solutions to reach their customers, build their brands, enhance their market position and develop superior service capabilities in a cost-effective manner.

The board of WPP continues to believe that strengthening the service offering of each of its agency networks and enhancing its geographic reach is critical to providing clients with advertising and marketing services solutions.

The integration of Cordiant into WPP is expected to:

>    strengthen relationships with key multi-national and local clients;

> add Cordiant's acknowledged strength in Asia to help meet WPP's strategic goal of having one third of its business in Asia Pacific and Latin America;

> strengthen WPP's offering in quantitative aids to decision making with the addition of the 141 Worldwide businesses to WPP's existing position in CRM, direct and interactive marketing;

> enhance WPP's position in the fast growing area of healthcare marketing and advertising through the acquisition of the Healthworld network; and

> through the acquisition of Fitch give WPP an additional strong network in the area of branding & identity, adding to WPP's existing brands, Enterprise IG and Landor.

5.   Financial effects on WPP

The board of WPP expects to derive synergies from a combination of head office rationalisation and improved operational performance by improving the margins of the operating units in the various geographic territories in which WPP operates. The board of WPP expects the transaction to be earnings enhancing in the first full financial year following completion of the Acquisition.*

Based on the cost of the Acquired Debt of approximately (pound)177 million, the par value of the Remaining Debt of approximately (pound)79 million, and the issue of New WPP Shares with an aggregate value (based on the closing mid-market price of 491 pence per WPP share on 18 June 2003) of (pound)10.0 million for the issued share capital of Cordiant, the total estimated cost of the acquisition will be approximately (pound)266 million.

WPP intends, subject to market conditions, to refinance part of the consideration for the Acquired Debt through a placing by way of an accelerated global tender of new WPP Shares, which is expected to raise proceeds (before deduction of commissions and expenses) of approximately (pound)100 million. The Placing is not conditional on the completion of the Proposal.

Cordiant announced in February 2003 that it intended to dispose of a majority stake in Cordiant's Australian businesses (including George Patterson Bates), Cordiant's 77 per cent interest in Scholz & Friends and its FD International businesses. WPP expects that the aggregate net proceeds arising from these planned disposals, including cash extraction, will amount to approximately (pound)85 million in total. Conditional agreements have been signed with respect to the sales of Cordiant's principal Australian businesses and Scholz & Friends.

*This statement should not be interpreted as meaning that the earnings per share of WPP, following the Proposal, will necessarily exceed those for the year ended 31 December 2002.

Of the provisions included in Cordiant's balance sheet as at 31 December 2002, WPP estimates that (pound)29 million of outstanding liabilities on surplus leasehold properties and reorganisation costs remain. WPP has also estimated that earn outs and deferred consideration payable resulting from previous Cordiant transactions amount to approximately (pound)9 million.

WPP has identified additional costs associated with the transaction including restructuring costs relating to known account losses of approximately (pound)7 million, outstanding transaction expenses of (pound)16 million and further reorganisation costs estimated at up to (pound)31 million.

6.   Information on WPP

WPP is one of the world's leading communications services groups, providing national, multi-national and global clients with advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity; and healthcare and specialist communications. WPP's worldwide companies include J. Walter Thompson, Ogilvy & Mather Worldwide, Young & Rubicam, Red Cell, MindShare, Mediaedge:cia, Millward Brown, Research International, Kantar Media Research, OgilvyOne, Wunderman, Hill & Knowlton, Ogilvy Public Relations, Burson-Marsteller, Cohn & Wolfe, CommonHealth, Sudler & Hennessey, Enterprise IG and Landor, among others.

WPP companies provide communications services to clients globally including more than 330 of the Fortune Global 500, over one-half of the NASDAQ 100 and 42 of the Fortune e-50. WPP companies work with over 330 clients in three or more disciplines, more than 230 clients in four disciplines and over 200 clients in six or more countries.

Collectively WPP employs more than 62,000 people in 1,400 offices in 103 countries.

For the year ended 31 December 2002, WPP reported gross billings of (pound)18.0 billion, revenue of (pound)3.9 billion and profit before tax and goodwill amortisation and impairment of (pound)383.1 million. As at 18 June 2003, WPP had a market capitalisation of approximately (pound)5.7 billion.

7.   Information on Cordiant

Cordiant is a global marketing communications company. Cordiant's operations are divided into the Bates Group and other businesses. In addition, Cordiant has a 25 per cent. interest in Zenith Optimedia Group Limited, a leading global media buying and planning group.

The Bates Group comprises the operations of Bates Worldwide, 141 Worldwide, Healthworld and Fitch:Worldwide. Other businesses comprise the operations of two networks that are planned for disposal: FD International and Scholz & Friends.

For the year ended 31 December 2002, Cordiant reported revenues of (pound)532.7 million (2001: (pound)605.0 million), operating profit+ of (pound)37.0 million (2001: (pound)36.5 million) and net assets of (pound)80.9 million (2001:
(pound)317.1 million).

The financial statements for the year ended 31 December 2002 were presented on a going concern basis. However, the Cordiant directors noted that until the outcome of Cordiant's evaluation of its strategic options, and the implications of this for Cordiant's future funding structure were known, there was considerable uncertainty about this basis of preparation. Cordiant's auditors' scope of work was limited in determining the appropriateness of the going concern basis of preparation of the financial statements, due to this uncertainty. Accordingly the auditors were unable to form an opinion as to whether the financial statements gave a true and fair view in this regard.

For the year ending 31 December 2002, the revenue contributions recorded by Cordiant's main business units were as follows:

--------------------------------------------------------------------------------
                                                 % of 2002 Revenue
                                            ---------------------------
Business                                    Actual            Proforma1
--------------------------------------------------------------------------------
Bates/141                                     61%                   80%
--------------------------------------------------------------------------------
Fitch                                          9%                   12%
--------------------------------------------------------------------------------
Healthworld                                    6%                    8%
--------------------------------------------------------------------------------
Businesses being sold2                         24%                   -
--------------------------------------------------------------------------------
                                               100%                100%
--------------------------------------------------------------------------------

Source: Cordiant Management Reports.
1. Adjusted for planned disposals.
2. Includes Cordiant's principal Australian businesses, Scholz & Friends and FD International.

+ stated pre-goodwill amortisation and impairment, and pre-exceptional operating expenses.

8.   Management and employees

The existing rights, including pension rights, of all employees of the Cordiant Group will be honoured if the Acquisition is completed. WPP believes that the management and employees of Cordiant will benefit from the enhanced opportunities available to them within the WPP Group.

9.   Details of the Scheme

Under the Proposal, which will be subject to the conditions and further terms set out in Appendix I and in the Scheme Document, WPP will acquire the entire issued share capital of Cordiant. Cordiant Shareholders will, in consideration, receive New WPP Shares on the following basis:

          One New WPP Share                  for every 205 Cordiant Shares

Based on the closing mid market price of 491 pence per WPP Share on 18 June 2003, the Proposal values the entire issued share capital of Cordiant at approximately (pound)10.0 million and each Cordiant Share at approximately 2.4 pence.

Where fractional entitlements to New WPP Shares arise from the implementation of the Scheme, these will be aggregated and sold and the proceeds paid to the Cordiant Shareholders entitled thereto.

The New WPP Shares issued pursuant to the Scheme will be issued credited as fully paid and will rank pari passu in all respects with the existing WPP Shares, including the right to receive and retain in full future dividends and other distributions (if any) declared, made or paid after the date of this announcement, save for the final dividend in respect of the year ended 31

December 2002 of 3.67 pence per WPP Share payable on 7 July 2003 to WPP Shareholders appearing on the WPP register of members as at 6 June 2003.

The implementation of the Scheme will be subject to the conditions set out in Appendix I, including:

> the approval of the Scheme by Cordiant Shareholders at a meeting to be convened by direction of the Court;

> the approval of a resolution to amend Cordiant's Articles of Association in connection with the implementation of the Scheme being passed at an extraordinary general meeting of Cordiant;

>    the sanction of the Scheme by the Court; and

>    the delisting of Cordiant's Shares (as explained below).

The approval required at the Court Meeting is a majority in number representing at least 75 per cent. by value of those Cordiant Shareholders voting at the meeting.

The Scheme Document relating to the Proposal will be sent to Cordiant Shareholders as soon as practicable. The Scheme Document will explain the terms of the Scheme and contain notices of the Cordiant shareholder meetings required to approve the Scheme.

Once the necessary approvals from Cordiant Shareholders have been obtained at the Court Meeting and at the Cordiant EGM to be held in connection with the Scheme and the other conditions have been satisfied, or waived, the Scheme will become effective upon the delivery to the Registrar of Companies of a copy of the order of the Court sanctioning the Scheme. This is expected to occur in early August 2003.

If the Scheme does not become effective on or before 31 August 2003, or such later date as WPP and Cordiant may agree and the Court may permit, it shall not thereafter be capable of becoming effective.

10.  Cancellation of listing of Cordiant Shares

A condition of the Scheme proposed by WPP is that Cordiant Shares cease to be listed by the UK Listing Authority, and Cordiant therefore ceases to be subject to the Listing Rules, prior to the meeting of Cordiant Shareholders to consider the Scheme. Cordiant will today issue a circular to Cordiant Shareholders notifying Cordiant's intention to cancel the listing of Cordiant Shares and the trading of such shares on the London Stock Exchange. Delisting is expected to take effect at 8.00 a.m. on 16 July 2003 and the last day for dealings in Cordiant Shares is expected to be 15 July 2003. Cordiant also intends to terminate the listing of Cordiant's American Depositary Shares on the New York Stock Exchange in due course.

There are options over Cordiant's 25 per cent. interest in Zenith Optimedia Group Limited, the exercise price of which may, in certain circumstances, whilst Cordiant remains subject to the Listing Rules, be subject to material reduction. By delisting Cordiant Shares at this stage, Cordiant is seeking to ensure that the value of the Cordiant Group.s interest in Zenith Optimedia Group Limited would be not less than (pound)75 million. Accordingly, the directors of

Cordiant believe that it is in the best interests of Cordiant to cancel the listing of Cordiant Shares as soon as practicable.

11.  Settlement, listing and dealing

9Application will be made to the London Stock Exchange for the new WPP Shares to be admitted to trading on its market for listed securities and to the UK Listing Authority for the New WPP Shares to be admitted to the Official List. It is expected that listing will become effective and that dealings will commence on, or shortly after, the day on which the Scheme becomes effective.

Certificates for New WPP Shares to be issued to Cordiant Shareholders will be sent no later than fourteen days after the Scheme becomes effective. No certificates for New WPP Shares will be issued in respect of the entitlements of those Cordiant Shareholders who hold their shares in CREST, settlement for which will be made through the applicable CREST procedure.

Further details on listing, dealing and settlement will be included in the Scheme Document to be sent to Cordiant Shareholders.

Goldman Sachs International is acting for WPP and no one else in connection with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Proposal.

HSBC is acting for WPP and no one else in connection with the Proposal and will not be responsible to anyone other than WPP for providing the protections afforded to clients of HSBC or for providing advice in relation to the Proposal.

UBS Investment Bank is acting for Cordiant and no one else in connection with the Proposal and will not be responsible to anyone other than Cordiant for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Proposal.

This press announcement does not constitute an offer or an invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Proposal or otherwise. The New WPP Shares to be issued pursuant to the Scheme have not been and will not be registered under the US Securities Act of 1933, as amended (the Securities Act.) nor under the securities laws of any state of the United States but are intended to be issued to persons within the United States pursuant to the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of the Securities Act. In addition, no steps have been taken, nor will any be taken, to enable the New WPP Shares to be offered in compliance with the applicable securities laws of Japan and no prospectus in relation to the New WPP Shares has been, or will be, lodged with or registered by the Australian Securities and Investment Commission. Accordingly, the New WPP Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Japan or Australia).

This press announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. Generally, "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions identify forward-looking statements relating to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, including, without limitation, WPP's expectations about earnings from the proposed transaction. These forward-looking statements reflect WPP's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause WPP's actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include delays in completing the Proposal, difficulties in integrating Cordiant into WPP's operations, and changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to WPP, please see WPP's filings with the US Securities and Exchange Commission, including its most recent annual report on Form 20-F.

Cordiant has based its forward-looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward-looking statements include statements about the completion of the proposed transaction, which is subject to conditions and uncertainties, including those described in this press announcement, and many of which are beyond Cordiant's ability to control or predict. These forward-looking statements also include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world.s advertising markets. Additionally, this press announcement contains forward-looking statements relating to Cordiant's performance. Cordiant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling
(because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in Cordiant's markets referred to above and the overall level of economic activity in Cordiant's major markets as discussed above. Cordiant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

WPP and Cordiant do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this press announcement to reflect new information, future events or otherwise.

As regards persons not resident in the United Kingdom, the Proposal may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements.

Stabilisation/FSA

Appendix II contains the definitions of certain terms used in this press announcement.

                                   APPENDIX I

       Conditions of the implementation of the Scheme and the Acquisition

1. The Acquisition is conditional upon the Scheme becoming unconditional and effective by not later than 31 August 2003 or such later date as Cordiant and WPP may agree and the Court may approve. The Scheme will be conditional on:

     (a) approval of the Scheme by a majority in number of the holders of the Cordiant Shares who vote, representing not less than 75 per cent. in value of the Cordiant Shares voted, either in person or by proxy, at the Court Meeting;

     (b)  approval  of  the   resolution   required  in   connection   with  the
          implementation of the Scheme being passed at the Cordiant EGM;

     (c) the sanction (with or without modification) of the Scheme by the Court and an office copy of the Order of the Court being delivered by Cordiant for registration to the Registrar of Companies in England and Wales; and

     (d) (i) the UK Listing Authority agreeing to admit the New WPP Shares to the Official List; and

         (ii) the London Stock Exchange agreeing to admit the New WPP Shares to trading on the London Stock Exchange.

2. The Acquisition will also be conditional upon (and the necessary action to make the Scheme effective will not be taken unless the following conditions are satisfied or, where applicable, waived):

     (a) no government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body (excluding the European
          Commission and any other anti-trust or merger control authority), court, trade agency, or environmental body in any jurisdiction (each a "Relevant Authority") having done anything which, in each case, would or might reasonably be expected to:

          (i) make the Acquisition or the Scheme or their respective implementation, or the acquisition or proposed acquisition by WPP or any subsidiary of WPP of any shares in, or control of, Cordiant or any member of the Cordiant Group which is material in the context of the Cordiant Group taken as a whole, void, illegal or unenforceable under any jurisdiction, or otherwise, directly or indirectly, restrain, prohibit, restrict or delay the same, impede or impose additional conditions or obligations with respect thereto, or otherwise materially challenge or hinder the Acquisition, the Scheme or any such acquisition;

         (ii) require, prevent or delay the divestiture (or alter the terms envisaged for any proposed divestiture) by WPP or any member of the WPP Group of any shares or other securities (or the equivalent) in Cordiant or any member of the Cordiant Group;

        (iii) require, prevent or delay the divestiture (or alter the terms envisaged for any proposed divestiture) by any member of the WPP Group or by any member of the Cordiant Group of all or any material portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties or any part thereof;

         (iv) impose any material limitation on, or result in a material delay in, the ability of WPP to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise voting or management control over, Cordiant or any member of the Cordiant Group or on the ability of any member of the Cordiant Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Cordiant Group;

          (v) require any member of the WPP Group or the Cordiant Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) or any asset owned by any third party;

         (vi) require any member of the Cordiant Group and/or the WPP Group to sell, or offer to sell, any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Cordiant Group and/or the WPP Group;

        (vii) impose any material limitation on the ability of any member of the WPP Group or the Cordiant Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the WPP Group and/or the Cordiant Group;

       (viii) result in any member of the WPP Group or the Cordiant Group ceasing to be able to carry on business under any name under which it presently does so; or

         (ix) otherwise materially and adversely affect the business, profits, financial or trading position of any member of the WPP Group or any member of the Cordiant Group,

          in any such case to an extent which is material in the context of the WPP Group or the Cordiant Group, respectively, taken as a whole;

     (b) save as Disclosed (as defined in paragraph (c) below) there being no provision of any agreement, arrangement, licence, franchise, facility, lease or other instrument to which any member of the Cordiant Group is a party or by or to which any such member or any of its assets may be bound, entitled or be subject and which, in consequence of the Acquisition or the Scheme, or the direct or indirect acquisition or proposed acquisition by WPP or any member of the WPP Group of any ordinary shares in, or control of, Cordiant or because of a change in the control or management of Cordiant would or might reasonably be expected to result in, in any such case in a manner or to an extent which is material in the context of the WPP Group or the Cordiant Group, respectively, taken as a whole:

          (i) any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Cordiant Group becoming, or being declared, repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn;

         (ii) the creation or enforcement of any mortgage, charge or other security interest whether arising or having arisen over the whole or any part of the business, property or assets of any member of the Cordiant Group or any such mortgage, charge or other security interest becoming enforceable;

        (iii) any such agreement, arrangement, licence, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests thereunder being terminated or adversely modified or affected or any action being taken or any obligation or liability arising thereunder;

         (iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Cordiant Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Cordiant Group, or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Cordiant Group;

          (v) any member of the Cordiant Group ceasing to be able to carry on business under any name under which it presently does so;

         (vi) the value of, or financial or trading position of any member of the Cordiant Group being adversely affected; or

        (vii) the creation of material liabilities (actual or contingent) by any member of the Cordiant Group, and no event having occurred which, under any provision of any agreement, arrangement, licence, franchise, facility, lease or other instrument to which any member of the Cordiant Group is party or by or to which any such member or any of its assets is bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (vii) of this paragraph (b) in any such case where such result would be material in the context of the WPP Group or the Cordiant Group, respectively, taken as a whole;

     (c) no member of the Cordiant Group having, since 31 December 2002, being the date to which the most recent audited accounts of Cordiant, as provided to WPP, were made up, save as disclosed in such accounts or, prior to 19 June 2003, otherwise publicly announced by Cordiant through a Regulatory Information Service or fairly disclosed by Cordiant to WPP in written materials or otherwise actually known to any of the executive directors of WPP as at such date (and for the purposes of these conditions .Disclosed. means disclosed in any such fashion):

          (i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for issues to Cordiant or wholly-owned subsidiaries of Cordiant or an issue by any member of the Cordiant Group other than Cordiant pro rata to existing shareholdings in such member);

         (ii) recommended, declared, paid or made any bonus issue, dividend or other distribution (other than dividends lawfully paid or payable to another member of the Cordiant Group and dividends in favour of minority shareholders in subsidiaries paid pro rata to all existing members thereof in accordance with the Group.s normal dividend practices and policies for subsidiaries);

        (iii) save for transactions between two or more members of the Cordiant Group ("intra-Cordiant Group transactions"), made or authorised or announced its intention to propose any material change in its loan capital;

         (iv) save for intra-Cordiant Group transactions, implemented, authorised, or announced its intention to propose any merger, demerger, reconstruction, amalgamation, scheme or other transaction or arrangement or (other than in the ordinary course of business) acquired or disposed of, or transferred, mortgaged or charged, or created any security interest over, any asset or any right, title or interest in any asset, other than in favour of the Lenders;

          (v) issued or authorised, or announced an intention to authorise or propose, the issue of any debentures or (save in the ordinary course of business and save for intra-Cordiant Group transactions) incurred any indebtedness or contingent liability which is material in the context of the Cordiant Group taken as a whole;

         (vi) save for intra-Cordiant Group transactions, purchased, redeemed or repaid, or announced any proposal to purchase, redeem or repay, any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction of, or other change to, any part of its share capital;

        (vii) entered into or varied in any material respect or authorised or announced its intention to enter into or vary in any material respect any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or of a long term, onerous, restrictive or unusual nature or magnitude, or which involves or would reasonably be expected to involve an obligation of such a nature or magnitude, in each case which is material in the context of the Cordiant Group taken as a whole;

       (viii) waived or compromised any claim which is material in the context of the Cordiant Group taken as a whole;

         (ix) ceased or threatened to cease carrying on all or, to the extent material in the context of the Cordiant Group taken as a whole, a substantial part of its business;

          (x) taken any corporate action or had any legal proceeding instituted or threatened against it in respect of its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or taken any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

         (xi) entered into any agreement or arrangement or passed any resolution or announced any proposal to effect any of the transactions, matters or events referred to in sub-paragraphs (i) to (x) of this paragraph (c);

     (d) since 31 December 2002, save as Disclosed, no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Cordiant Group is or may reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any relevant authority against or in respect of any member of the Cordiant Group, having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Cordiant Group which in any such case is or would be material in the context of the Cordiant Group taken as a whole;

     (e)  save as Disclosed, no member of the WPP Group having discovered:

          (i) that the financial, business or other information concerning the Cordiant Group which has been publicly disclosed at any time after 31 December 2001 or which has been disclosed to WPP since 2 May 2003, by or on behalf of any member of the Cordiant Group, is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, in each case where the effect is to give a materially misleading impression of the financial or trading position of the Cordiant Group taken as a whole; or

         (ii) that any member of the Cordiant Group is subject to any liability, contingent or otherwise, which is material in the context of the Cordiant Group taken as a whole; and

     (f) the cancellation of the listing of Cordiant Shares and their removal from the Official List and the cancellation of trading in Cordiant Shares on the London Stock Exchange.s market for listed securities having become effective, such that Cordiant is no longer subject to the Listing Rules, before the date of the Court Meeting.

Unless the Scheme has become effective by 31 August 2003 (or any later date which Cordiant and WPP may agree and the Court may allow), the Scheme shall not become effective.

Subject to the requirements of the Panel, WPP reserves the right (but shall, except as provided below, be under no obligation) to waive, in whole or in part, all or any of the conditions contained in paragraph 2 above. WPP shall be under no obligation to waive or treat as fulfilled (unless they have in fact been fulfilled) any of the conditions in paragraph 2 above by a date earlier than 31 August 2003 notwithstanding that the other conditions of the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

                                  APPENDIX II

                                  Definitions

The following definitions apply throughout this announcement, unless the context otherwise requires:

"Acquired Debt"               the Cordiant Debt purchased by WPP pursuant to the
                              Debt Transfer Agreement

"Acquisition"                 the  proposed  acquisition  by  WPP  or any of its
                              subsidiaries of Cordiant Shares (other than any such shares already held by any member of the WPP
                              Group) pursuant to the Scheme

"Act"                         the Companies Act 1985 (as amended)

"Bank Finance Parties"        Cordiant's        bank        lenders        under
                              the(pound)155,871,146.52  credit agreement dated 4
                              July 2000 between (amongst others) (1) Cordiant and (2) HSBC Bank plc (as amended and restated)

"Code"                        the City Code on Takeovers and Mergers

"Conditions"                  the conditions to the Acquisition

"Cordiant"                    Cordiant Communications Group plc

"Cordiant Debt" or "Debt"     the principal  amounts due to the Lenders from the
                              Cordiant Group

"Cordiant EGM"                the  extraordinary  general meeting of Cordiant to
                              be convened in connection with the Scheme

"Cordiant Group"              Cordiant and its subsidiary undertakings

"Cordiant Shareholders"       the holders of Cordiant Shares

"Cordiant Shares"             ordinary shares of 50 pence each in Cordiant

"Court"                       the High Court of Justice in England and Wales

"Court Meeting"               the  meeting  of  Cordiant   Shareholders   to  be
                              convened by order of the Court

"Debt Transfer Agreement"     the debt transfer agreement dated 19 June 2003 and
                              made between,  amongst others,  (1) Cordiant,  (2)
                              Cordiant  Finance Inc., (3) HSBC Bank plc, (4) WPP
                              No. 2337 Limited and (5) WPP

"Effective Date"              the date on which the Scheme will become effective
                              in accordance with its terms

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"Former Lenders"              the Bank Finance Parties and the Noteholders prior
                              to the acquisition of the Acquired Debt by WPP pursuant to the Debt Transfer Agreement

"Lenders"                     the  Bank  Finance  Parties  and the  Noteholders,
                              being WPP and the  holders of the  Remaining  Debt
                              following   completion   of  the   Debt   Transfer
                              Agreement

"Listing Rules"               the Listing Rules of the UK Listing Authority

"London Stock Exchange"       London Stock Exchange plc

"New WPP Shares"              new  ordinary  shares  of 10  pence  each  in  the
                              capital of WPP to be issued, credited as fully paid, pursuant to the Acquisition

"Noteholders"                 the holders of Notes


"Notes" the notes issued under the amended and restated note purchase agreement dated as of 19 April 2002 among (1) Cordiant Finance Inc., as issuer, (2) Cordiant as parent guarantor and (3) the Noteholders

"Official List"               the Official List of the UK Listing Authority

"Panel"                       the Panel on Takeovers and Mergers

"Placing"                     the  proposed  placing of new WPP Shares by way of
                              accelerated global tender

"Proposal"                    the proposal  that WPP acquires  Cordiant by means
                              of a scheme of arrangement under section 425 of the Act

"Remaining Debt"              the Cordiant Debt other than the Acquired Debt

"Scheme" the proposed scheme of arrangement under section 425 of the Act between Cordiant and the Cordiant Shareholders

"Scheme Document"             the  circular  to be  issued  by  Cordiant  to its
                              shareholders in connection with the Acquisition, including the Scheme

"UBS  Investment  Bank"       UBS Limited
or "UBS"

"UK" or "United Kingdom"      the United  Kingdom of Great  Britain and Northern
                              Ireland


"UK Listing Authority"        the Financial  Services Authority as the competent
                              authority for listing in the UK under Part VI of the Financial Services and Markets Act 2000

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"US" or "United States"       the United States of America,  its territories and
                              possessions,  any  state of the  United  States of
                              America  and  all  other  areas   subject  to  its
                              jurisdiction, including the District of Columbia

"WPP"                         WPP Group plc

"WPP Group"                   WPP and its subsidiary undertakings

"WPP Shareholders"            the holders of WPP Shares

"WPP Shares"                  ordinary shares of 10 pence each in the capital of
                              WPP

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